Exhibit 99.6

The following table sets forth certain summary consolidated financial information for the three and nine month periods ended September 30, 2013 and 2012 in respect of HudBay Minerals Inc. (“Hudbay”) and its subsidiaries, certain of which are guarantors in respect of Hudbay’s US$650,000,000 aggregate principal amount of 9.5% senior unsecured notes (the “Notes”) due October 1, 2020.  The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by Hudbay’s existing and future subsidiaries, other than certain excluded subsidiaries that include subsidiaries that own the Constancia project; the Notes are guaranteed by: Hudson Bay Mining and Smelting Co., Limited, Hudson Bay Exploration and Development Company Limited and HudBay Marketing & Sales Inc.

This disclosure is being provided pursuant to Part 13.4 of National Instrument 51-102.  Additional continuous disclosure relating to Hudbay can be found on the  System  for  Electronic  Document  Analysis  and  Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov.

For the three months ending September 30:

	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
(000’s)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Total revenue	—	—	130,179	144,659	—	—	—	—	130,179	144,659
Profit (loss) continuing operations - attributable to owners	1,435	(3,310)	(974)	15,003	6,993	(6,046)	(2,721)	(10,518)	4,733	(4,871)
Profit (loss) - attributable to owners	1,435	(3,310)	(974)	15,003	6,993	(6,046)	(2,721)	(10,518)	4,733	(4,871)

For the nine months ending September 30:

	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
(000’s)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Total revenue	—	—	403,519	521,555	—	—	(22,799)	—	380,720	521,555
Profit (loss) continuing operations - attributable to owners	(49,422)	(37,025)	35,617	53,923	(57,967)	(37,602)	25,918	(8,428)	(45,854)	(29,132)
Profit (loss) - attributable to owners	(49,422)	(37,025)	35,617	53,923	(57,967)	(37,602)	25,918	(8,428)	(45,854)	(29,132)

As at September 30, 2013 and December 31, 2012:

	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
(000’s)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Current assets	115,707	643,208	559,832	759,539	394,347	123,969	658	1,021	1,070,544	1,527,737
Non-current assets	2,244,691	1,600,917	1,362,836	753,358	2,943,644	1,648,171	(3,936,049)	(2,053,686)	2,615,122	1,948,760
Current liabilities	43,354	29,091	193,995	218,131	71,303	97,428	578	1,039	309,230	345,689
Non-current liabilities	659,121	482,971	1,536,707	1,159,531	861,823	364,227	(1,322,999)	(529,382)	1,734,652	1,477,347

1 This column includes all necessary amounts to eliminate all intercompany balances between the Guarantor credit supporters and the non-guarantor others, and other adjustments to arrive at the information for Hudbay on a consolidated basis.